

December 8, 2010

Harold Antonson
Chief Financial Officer
US 1 Industries, Inc.
336 W. US Hwy 30
Valparaiso, Indiana 46385

> **Re:** **US 1 Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 10, 2010**
> **File No. 001-08129**

Dear Mr. Antonson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief